
SEC MAIL PROCESSING
RECEIVED
JUL 23 2002
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


02046928

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 28, 2002

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant's name into English)


PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

411 – 19th Street SE
Calgary, Alberta, Canada, T2E 6J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB Biotech Inc.

Dated: July 18, 2002

By: 

Jim Silye
President & CEO

Exhibit Index

Exhibit Number	**Exhibit**
1.	Press release of SYNSORB Biotech Inc. dated July 18, 2002

Press Release

SYNSORB Biotech Inc.
411 - 19 Street S.E.
Calgary, AB T2E 6J7

SYNSORB Biotech Inc. (TSE:SYB; NASDAQ:SYBB) announced that it received a Nasdaq Staff Determination on July 10, 2002 indicating that SYNSORB fails to comply with the net tangible assets/shareholders' equity/market value of listed securities/total assets and total revenue and market value of publicly held shares requirements of Nasdaq as set forth in Marketplace Rules 4450(a)(03) and 4450(b)(01), and that its securities are, therefore, subject to the delisting from the Nasdaq National Market.

SYNSORB common shares continue to be listed on The Toronto Stock Exchange under the Symbol "SYB".

For further information please contact:
Jim Silye, President & Chief Executive Officer, at (403) 270-1323.

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